

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Michael Sullivan
Chief Financial Officer
Oragenics, Inc.
4902 Eisenhower Blvd, Suite 125
Tampa, Florida 33634

> **Re: Oragenics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-32188**

Dear Mr. Sullivan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences